Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Westport Fuel Systems Inc. (the “Company”) on Form 40-F for the year ended December 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ashoka Achuthan, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)                                 The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)                                 The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 31, 2017	/s/ Ashoka Achuthan

Ashoka Achuthan
Chief Financial Officer

This certification accompanies this annual report on Form 40-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.